UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

12th Floor, Tower 1, Financial Street Chang’An Center,

Shijingshan District, Beijing 100043

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Attached hereto as Exhibit 99.1 is a press release dated September 30, 2022, announcing the Company’s unaudited financial and operating results for the three months and six months ended June 30, 2022.

The information contained in Exhibits 99.2 and 99.3 on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264878), and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto as Exhibit 99.4 is a press release dated September 20, 2022, announcing that the Company received a bid for the Company’s assets in China. Along with the proposed sale of its operations in China, the Company also announced that Mr. KJ Tan, the Company's Chief Financial Officer, has resigned, effective September 19, 2022. Dr. Jin Huang, President and Chief Executive Officer of the Company, will serve as Acting Chief Financial Officer until a replacement is appointed.

Exhibits

99.1 Press Release, dated September 30, 2022

99.2 Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2022 and 2021 and Notes to the Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2022 and 2021

99.3 Management Discussion and Analysis of Financial Condition and Results of Operations

99.4 Press Release, dated September 20, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Date: September 30, 2022